EXHIBIT 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use and reference to our name and reports evaluating a portion of Cenovus Energy Inc.’s proved and probable oil and gas reserves quantities, as of December 31, 2009, and the related estimates of discounted future net cash flows for proved oil and gas reserves quantities, and the information derived from our reports, as described or incorporated by reference in Cenovus Energy Inc.’s Annual Report on Form 40-F for the year ended December 31, 2009 and Cenovus Energy Inc.’s registration statement on Form S-8 (File No. 333-163397), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ P.A. Welch
P. A. Welch, P. Eng.
President & Managing Director

Calgary, Alberta
February 18, 2010

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6  Tel: (403) 262-5506  Fax: (403) 233-2744   www.mcdan.com